Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230

57492 Onaga Trail ∙ Yucca Valley, California 92284

1410 Washington Drive ∙ Stafford, Virginia 22554

(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) sharondmac@att.net

*Admitted in Michigan

5 May 2012

Mr. Scott Anderegg

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Havana Furnishings, Inc.

            Amendment No. 2 to Registration Statement on Form S-1

            Filed March 8, 2012

            File No. 333-176684

Dear Mr. Anderegg:

We are in receipt of your correspondence dated May 3, 2012, and on behalf of Mr. Haisam Hamie, President and Director of Havana Furnishings, Inc., I would like to take the opportunity to respond to same.

General

  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please revise your prospectus to disclose your election under Section 107(b) of the Act:

•         If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable in your MD&A; or

•         If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

5 May 2012

statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your MD&A.

Response

The company has elected to “opt out” of the extended transition period, and as a result, it will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please feel free to contact me at any time.

With best regards,

/s/ Sharon D. Mitchell

Sharon D. Mitchell